Exhibit 99.1

ARIS MINING FILES NI 43-101 TECHNICAL REPORT FOR SEGOVIA OPERATIONS

Vancouver, Canada, December 6, 2023 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces the filing of a National Instrument 43-101 - Standards of Disclosure for Mineral Projects compliant technical report in support of the updated mineral resource and reserve estimates for the Segovia Operations in Colombia. The technical report entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” has an effective date of September 30, 2023 (the Technical Report) and supports the disclosures made by the Company in its news releases dated November 2, 2023 and November 27, 2023. The Technical report is available for review on SEDAR+ at www.sedarplus.ca, on the Company’s website at www.aris-mining.com, and in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

About Aris Mining

Aris Mining is a gold producer in the Americas with a growth-oriented strategy. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 235,000 ounces of gold in 2022. Aris Mining is currently advancing construction of the Marmato Lower Mine Expansion project, which will provide access to wider porphyry mineralization below the current Upper Mine. Aris Mining also operates the Soto Norte Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisitions and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

For further information, contact:

Tyron Breytenbach Senior Vice President, Capital Markets +1.416.399.2739 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations + 1.604.417.2574

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company's plans and strategies are forward-looking. When used herein, forward looking terminology such as "expect", “plan”, "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Statements concerning mineral reserve estimates and mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's most recent AIF and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2023, which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com